     Organigram Receives Health Canada Approval for an Additional 17 Cultivation Rooms in Phase 4A

Additional licensed cultivation space brings annual target production capacity to 61,000 kg/yr1

MONCTON, NB, June 24, 2019 – Organigram Holdings Inc. (TSX VENTURE: OGI) (NASDAQ: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce that it has received approval from Health Canada for the licensing of 17 additional cultivation rooms within the Phase 4A/4B perimeter of the building. Thirteen of 31 Phase 4A cultivation rooms originally contemplated have previously been licensed. The 31st room initially contemplated for Phase 4A is being moved from the Company’s 4A plans to its 4B licensing plans thereby adjusting Phase 4A from 31 to 30 rooms and Phase 4B from 32 rooms to 33 rooms.

The approval of the new cultivation rooms represents 14,000 kg/yr of increased target production capacity for total licensed production capacity of 61,000 kg/yr (down from 62,000 kg/yr as a result of the room moved from Phase 4A to 4B). This change was made to optimize licensing and construction scheduling and continuity.

“Sustainable growth, exceptional quality and constant innovation are the pillars of our overall strategic approach,” explains Greg Engel, CEO, Organigram. “We are proud to continue to increase our physical capacity to meet the needs of cannabis consumers across the country while also bringing new thinking and technology to our production.” As a result of this approval, cannabis plants will be moved into these new cultivation rooms on a rolling basis commencing immediately. The Company anticipates being able to begin to harvest product from these newly onboarded rooms by the end of September, based on its historical cultivation timelines with the ability to ship dried flower as early as mid-fall of 2019.

Subsequent Health Canada licensing amendment submissions will follow expecting to allow for a continuous approval cycle of the remaining 33 Phase 4B cultivation rooms, mirroring the successful approach used with the Company’s Phase 2, 3 and 4A expansions.

The full Phase 4 expansion represents an aggregate of 77,000 kg of additional annual capacity and is being completed in a series of stages (4A: 25,000 kg; 4B: 28,000 kg; and 4C: 24,000 kg) with final construction expected to be completed by the end of calendar 2019. Once fully licensed and operational, the expansion is expected to bring the Company’s annualized target production capacity to approximately 113,000 kg of dried flower equivalents.

“Organigram’s continued expansion reflects ongoing growth in the cannabis marketplace, including increasing demand as new retail stores come online in Alberta, Ontario, Quebec and British Columbia,” explains Engel. “The expansion of our facility and production capacity will help ensure we have additional product for extraction for the launch of the edibles and derivatives market before the end of 2019.” As previously disclosed, a Phase 5 refurbishment is also underway for an edibles and derivative facility and additional in-house extraction capacity.

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1 The forward-looking estimates of additional production capacity are based on a number of material factors and assumptions. Please see the Company’s most recent MD&A available on SEDAR at www.sedar.com and the disclaimer at the end of this release.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include statements with respect to target production capacity, timing for submission of amendments and receipt of any required regulatory approvals, timing for introduction of plants into rooms, cultivation and product shipments. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include unforeseen delays and any change in conditions and is based on the assumptions that the facility size of the Moncton Campus will be as estimated with the same amount of cultivation space being used per cultivation room for cultivation as in prior phases; the ratio of dried flower cultivated per canopy square foot of cultivation room will be consistent with historical output in the Company’s existing facilities; all cultivation rooms designated as production rooms will be utilized for their intended purposes; and construction of the facilities will be on time in accordance with the estimates set out above and ready for final inspection by Health Canada in time to meet the target onboarding dates; including risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:

Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653